EXHIBIT 99.3

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG

Vodacom announces the appointment of Pieter Uys as CEO

The Chairman of the Vodacom Group, Mr. Oyama Mabandla, is pleased to announce the appointment of Pieter Uys to the position of Vodacom Group CEO, succeeding Alan Knott-Craig. Mr. Uys, a 15 year veteran of the group and current Chief Operating Officer, will take over from Mr. Knott-Craig with effect from 1 October 2008.

Mr. Uys joined Vodacom in 1993 and was a founder member of Vodacom’s engineering management team. He transferred to the Radio Systems and Planning division in 1995 where he played a major role in the first phase of the planning and roll-out of Vodacom's GSM network, which at the time was the fastest roll-out in the world. Mr. Uys was then responsible for the successful launch of the Vodacom Internet Company, which quickly became a leading Internet service provider.

After several senior executive roles including the General Manager Operations responsible for Vodacom's South African operations and Managing Director of Vodacom SA (Pty) Limited, Mr. Uys was appointed Chief Operating Officer of the Vodacom Group in April 2004 and Chairman of Vodacom SA (Pty) Limited in 2005.

Oyama Mabandla, Chairman of Vodacom Group, said:
"Alan recently announced his intention to retire by the end of September. The Board has conducted a thorough search encompassing both internal and external candidates as we were determined to find the right candidate for the job. Pieter was an obvious choice - his years of experience and track record of success at Vodacom speaks volumes and his appointment ensures continuity and a smooth handover. In addition to congratulating Pieter on his appointment, I also want to thank Alan on behalf of the Board for his enormous contribution to Vodacom. His legacy will be long remembered and he will be sorely missed. It therefore gives me great pleasure to make this announcement on behalf of Vodacom's shareholders. "

In reaction to his appointment, Pieter Uys said:
"It has been a privilege for me to be involved in Vodacom's growth from the early days of mobile telephony to becoming South Africa's largest mobile communications operator. Under Alan's leadership, the company has achieved formidable growth and his act will be hard to follow. Vodacom has always been a leader in product and service innovation and we will retain that focus as we continue to implement our expansion plans."

Ends

Issued by: Dot Field Chief Communications Officer Vodacom Group (Pty) Ltd Cell: +27 82 990 0174 Email: dot.field@vodacom.co.za	On behalf of: Oyama Mabandla Chairman Vodacom Group (Pty) Ltd

Enquiries:
Nicholas Williams / Richard Boorman
College Hill
Office: +27 11 447 3030
Email: nickw@collegehillir.com / richardb@collegehillir.com

11 July 2008
Pretoria
Sponsor: UBS South Africa